

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2014

Via E-Mail
Thomas L. Millner
Chief Executive Officer
Cabela's Incorporated
One Cabela Drive
Sidney, NE 69160

> Re: **Cabela's Incorporated**
> **Form 10-K for the fiscal year ended December 29, 2012**
> **Filed February 20, 2013**
> **Response dated March 13, 2014**
> **File No. 001-32227**

Dear Mr. Millner:

We have reviewed your response dated March 13, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 29, 2012

Schedule II Valuation and Qualifying Accounts, page 108

1. We note your response to comment 4 in our letter dated February 12, 2014. Please revise your Schedule II in future filings to include the activity in your reserve for sales returns on a gross basis, or tell us why your presentation of the activity in this reserve on a net basis complies with the prescribed format of Rule 12-09 of Regulation S-X. Please note that the prescribed format of Schedule II contains columns for "Additions" and "Deductions." Please show us what your Schedule II would have looked like if these changes had been incorporated in your response.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Lisa Sellars, Staff Accountant, at (202) 551-3348 if you have questions regarding our comment. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief